Exhibit 5.1

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
November 10, 2025	Hamburg	Seoul
	Hong Kong	Silicon Valley
	Houston	Singapore
Amphenol Corporation	London	Tel Aviv
358 Hall Avenue	Los Angeles	Tokyo
Wallingford, Connecticut 06492	Madrid	Washington, D.C.

Re: Amphenol Corporation

To the addressee set forth above:

We have acted as special counsel to Amphenol Corporation, a Delaware corporation (the “Company”), in connection with the issuance of $500 million aggregate principal amount of the Company’s Floating Rate Senior Notes due 2027 (the “Floating Rate Notes”), $750 million aggregate principal amount of the Company’s 3.800% Senior Notes due 2027 (the “2027 Notes”), $750 million aggregate principal amount of the Company’s 3.900% Senior Notes due 2028 (the “2028 Notes”), $1,000 million aggregate principal amount of the Company’s 4.125% Senior Notes due 2030 (the “2030 Notes”), $1,250 million aggregate principal amount of the Company’s 4.400% Senior Notes due 2033 (the “2033 Notes”), $1,600 million aggregate principal amount of the Company’s 4.625% Senior Notes due 2036 (the “2036 Notes”) and $1,650 million aggregate principal amount of the Company’s 5.300% Senior Notes due 2055 (the “2055 Notes” and, together with the Floating Rate Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes, the 2033 Notes and the 2036 Notes, the “Notes”), under an indenture, dated as of March 16, 2023 between U.S. Bank Trust Company, National Association, as trustee, and the Company (the “Base Indenture”) and an officers’ certificate, dated November 10, 2025, setting forth the terms of each series of the Notes (the “Officers’ Certificate” and, together with the Base Indenture, the “Indenture”), and pursuant to a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2023 (Registration No. 333-270605) (as amended, the “Registration Statement”), a base prospectus, dated March 16, 2023 included in the Registration Statement at the time it originally became effective (the “Base Prospectus”) and a final prospectus supplement, dated October 27, 2025, filed with the Commission pursuant to Rule 424(b) under the Act on October 28, 2025 (together with the Base Prospectus, the “Prospectus”).

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related prospectus, other than as expressly stated herein with respect to the issue of the Notes.

November 10, 2025

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the internal laws of the State of New York and the Delaware General Corporation Law, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or as to any matters of municipal law or the laws of any local agencies within any state.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof, when the Notes have been duly executed, issued, and authenticated in accordance with the terms of the Indenture and delivered against payment therefor in the circumstances contemplated by the form of underwriting agreement most recently filed as an exhibit to the Registration Statement, the Notes will have been duly authorized by all necessary corporate action of the Company and will be legally valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv) we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty; (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies, or judicial relief; (c) waivers of rights or defenses relating to stay, extension, and usury laws; and waivers of broadly or vaguely stated rights; (d) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy; (e) any provision permitting, upon acceleration of the Notes, collection of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon; and (f) the severability, if invalid, of provisions to the foregoing effect.

With your consent, we have assumed (a) that the Indenture and the Notes (collectively, the “Documents”) have been duly authorized, executed and delivered by the parties thereto other than the Company, (b) that the Documents constitute legally valid and binding obligations of the parties thereto other than the Company, enforceable against each of them in accordance with their respective terms, and (c) that the status of the Documents as legally valid and binding obligations of the parties is not affected by any (i) breaches of, or defaults under, agreements or instruments, (ii) violations of statutes, rules, regulations or court or governmental orders, or (iii) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with, governmental authorities.

November 10, 2025

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Company’s Form 8-K dated November 10, 2025 and to the reference to our firm contained in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Sincerely,

/s/ Latham & Watkins LLP